Notice of Exempt Solicitation, Pursuant to Rule 14a-6(g). Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NAME OF REGISTRANT: LL Flooring Holdings, Inc

NAME OF PERSON RELYING ON EXEMPTION: Donovan S Royal

ADDRESS OF PERSON RELYING ON EXEMPTION: 29034 Finley Point Ln, Polson, MT 59860

Shareholder Rebuttal to the LL Flooring Statements regarding Corporate Governance and Board
Candidate Qualifications. Reasons Why Shareholders Should Support Proposal #6

Regarding Shareholder Right to Call Special Meetings of Shareholders

The filer, Donovan S Royal, who has many years of experience in the flooring industry, is also a large shareholder with an ownership stake in the company greater than any of the current officers and directors currently employed by LL Flooring (“LL” or “the Company”). The filer, who on May 3, 2024, submitted a shareholder proposal asking the Board to amend its Articles of Incorporation to allow shareholders to call a special meeting of shareholders1, believes the new proxy solicitation materials filed by LL on June 3, 2024 were incredibly misleading and a disservice to LL shareholders. In the filing the Company highlighted the Board’s achievements, and a new website promoting board incumbent candidates. In my opinion, aside from the exaggerated claims of Board member “experience” and “skillsets,” the letter was patronizing and demeaning not only to shareholders, but especially to store employees who have suffered under the failed operational strategy of the incumbent Board and the inexperienced management team. Let’s look at the claims made:

The Board claims that Mr Sullivan’s proxy contest is “self-serving, personal”, and an attempt by Mr Sullivan to acquire the company below market value2. However, the Board has demonstrated a potentially biased and personal preference for negotiating with parties, other than those affiliated with Mr Sullivan (“F9 Group”) during its flawed strategic review process 3. Moreover, the Board publicly and unanimously rejected F9’s offer of $5.76 last June 4, which demonstrates a colossal lack of business judgment as that offer is more than three times higher than the stock price on May 31, 2024. The Board’s claim that it “carefully and thoroughly” negotiated with all parties “fairly” is not credible. One party claims the opposite, and the Board has yet to put forward evidence debunking that claim.

The Board further references strategic pillars while omitting their failures in these areas:

●	Growing a Pro business, but not maintaining sufficient in-stock, job lot quantities at the stores, and discontinuing brands preferred by Pros such as Mapei, [5]

●	Increasing brand awareness, which is a response to the self-inflicted disaster on which the Board has squandered millions in shareholder resources promoting its new brand after discarding the vastly superior and well known Lumber Liquidators brand, ostensibly because it wanted “permission” to sell carpet,[6] and was annoyed by the phone calls asking for plywood,

●	Driving product innovation and carpet growth, and yet carpet as a percentage of the overall flooring market has been shrinking for decades and has lower margins than hard surface flooring (LL is using third parties to source and install the carpet). [7]

The Board says it is taking actions to address current financing needs, which means selling its primary asset, the ~1 million sq ft Sandston, VA distribution facility. In LL’s definitive proxy filing 8 , it has already admitted to receiving a “full price” offer for the facility, yet uses surprisingly familiar language in rejecting this offer due to “high level of interest.” However, this time, instead of actually having “multiple inbound expressions of interest,” as was the case in the botched strategic review process 9 , the Board indicated that it is only anticipating strong demand. I think every shareholder should rightfully be frightened at the prospect of this Board negotiating any kind of sale of assets as they have already demonstrated a lack of expertise in not only selling the declining quantities of hard surface flooring inventory on hand but also the entire Company.

[1]	LL Flooring, “DEFC14A Definitive Proxy Statement,” May 24, 2024, pp. 81-82, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524147056/d712128ddefc14a.htm
[2]	LL Flooring, “Form DEFA14A Definitive Additional Materials”, June 3, 2024, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524152411/d765489ddefa14a.htm
[3]	LL Flooring, “DEFC14A Definitive Proxy Statement,” May 24, 2024, pp.12-20, available at:https://www.sec.gov/Archives/edgar/data/1396033/000119312524147056/d712128ddefc14a.htm
[4]	LL Flooring, “Press Release,” June 26, 2023, available at: https://investors.llflooring.com/news/news-details/2023/LL-Flooring-Board-of-Directors-Unanimously-Rejects-Unsolicited-Proposal-from-Cabinets-To-Go-Subsidiary-of-F9-Brands-Inc/default.aspx
[5]	Filer is familiar with the registrant’s product offerings, and a review of its website shows no matching results after a search of the term “Mapei”
[6]	LL Flooring, “Q2 2023 Results - Earnings Call Transcript”, August 9, 2023, Charles Tyson, Prepared remarks, third instance, paragraph 6, available at: https://seekingalpha.com/article/4625962-ll-flooring-holdings-inc-ll-q2-2023-earnings-call-transcript
[7]	In SEC Filing from Mohawk Industries, Mohawk states that US sales of carpet in 2022 represented 33.7% of the total floor covering market vs 65% in 2002. See Mohawk Industries, “Form 10K”, February 23, 2024, p.8, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524152411/d765489ddefa14a.htm and Mohawk Industries, “Form 10K”, March 3, 2004, p.4, available at: https://ir.mohawkind.com/static-files/d6ac4fb1-5242-42d3-a8b4-3ac40c22259a
[8]	LL Flooring, “DEFC14A Definitive Proxy Statement,” May 24, 2024, p. 20, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524147056/d712128ddefc14a.htm
[9]	LL Flooring, “Press Release,” August 14, 2023, available at: https://investors.llflooring.com/news/news-details/2023/LL-Flooring-Board-of-Directors-Announces-Exploration-of-Strategic-Alternatives-to-Maximize-Shareholder-Value/default.aspx

In the Company’s letter on June 3, 2024, the Board boasts of having hired four qualified executives over the last year to add fresh perspectives during a period of “industry and market pressure.” Yet, based on a review of the C suite executives’ Linkedin profiles and a LL press release10, it does not appear that the Board has hired a single high level executive with relevant industry or home improvement experience over the last four years.

The Board further boasts a slate of candidates with the right “skillsets,” but instead, their track record reveals massive shareholder wealth destruction under each of the Board’s current nominees (values based on LL’s closing stock price as of May 31, 2024):

●	Nancy M Taylor became a Board member April 1, 2014, and the April fool has been the shareholders. Since her ascension to the Board, when the stock was trading at $94.53, total shareholder losses have been a whopping $2.54 BILLION! [11] Let that sink in.

●	Douglas T Moore has been a Board member since the IPO in 2007. However, even starting with a much lower valuation, he has overseen the destruction of $211 million in shareholder equity. Mr Moore is described as having over 25 years of retail experience, including two as CEO of public traded companies. From what I can tell, since the IPO, Mr Moore has been employed by so many companies that it is almost impossible to keep track. He is currently the CEO of CleanCore Solutions (NYSE American: ZONE) which does less than $3 million in annual revenue or about the same amount as a single McDonald’s restaurant.[12]

●	Ashish Parmar is a relatively new addition to the LL Board, joining in July 22, 2021. Since that time, Mr Parmar, who has no relevant hard goods retail experience and works for a purveyor of women’s luxury fashion accessories, has witnessed the market cap of the company decline by more than $500 MILLION! Another shocking collapse in shareholder wealth under an incumbent director, and another candidate with absolutely no experience in home improvement.[13]

While the Company would have us believe that these embarrassing bullet points are what it considers “highly qualified,” what is even more outrageous is the publication of the Board’s new website promoting its candidates, VoteLLFlooring.com. The Company’s main website, LLFlooring.com, presumably designed for commerce, which was overhauled under new management, has been riddled with errors in the past, is rather clumsy, and is unacceptably slow. However, the Board’s new propaganda website is much faster and loads in just over one second. See the Pingdom web site diagnosis tool (available at: https://tools.pingdom.com/) screenshots for evidence of the Board’s commitment to shareholders. (Load time of customer facing website is a pathetic 2.48s, and has an overall score of D):

[10]	Lumber Liquidators, “Press Release,” July 6, 2023 available at: https://investors.llflooring.com/news/news-details/2023/LL-Flooring-Announces-Leadership-Appointments/default.aspx
[11]	Lumber Liquidators, “Form 8K, Current Report,” March 31, 2014 available at: https://www.sec.gov/Archives/edgar/data/1396033/000114420414019470/v373300_8k.htm
[12]	Lumber Liquidators, “Form S-1, Registration Statement,” April 23, 2007 available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312507087810/ds1.htm
[13]	LL Flooring, “Form 8K, Current Report,” July 23, 2021 available at: https://www.sec.gov/Archives/edgar/data/1396033/000110465921095143/tm2122806d1_8k.htm

Versus the Board’s commitment to keeping its sinecures (Website defending the board’s jobs: 1.10s load time, and an overall score of B):

What this means is that when the survival of the Board is at stake, the Company will pull out all the stops, spending shareholder capital on its effort to ensure the incumbent directors retain their overpaid seats, but when it comes to other stakeholders, the time and effort spent on the primary website is shunted aside in favor of the Board’s own “self-serving, personal,” and unnecessary proxy campaign.

I was further stunned that the Board highlighted what it believes is F9 Group’s focus should its candidates be elected, i.e. an acquisition of the Company. Considering the Board’s failed strategic alternative process, I believe most shareholders would welcome any additional offers to acquire the Company, and an opportunity to vote on whether or not we believe any such offer is “at a price that may undervalue the Company.”14 Moreover, based on available information, including the SG&A synergies, the distribution network and the retail footprint at Cabinets to Go, a wholly owned subsidiary of F9, there is a high probability that F9 Group may be the logical high bidder for the Company. The fact that the Board has actively thwarted all of F9’s efforts to date to conduct reasonable due diligence is more evidence that the incumbent directors have likely breached their fiduciary duty to shareholders.

Lastly, the Board had the audacity to claim none of the candidates proposed by F9 Group has any relevant corporate governance experience,15 while simultaneously reserving the right to abandon its own Proposal #3 for declassifying the Board, and recommending that shareholders vote against the filer’s Proposal #6 giving shareholders the right to call a special meeting 16. Shame on the Board for its disingenuous claims of laudable corporate governance. Shame on the Board for its offensive claims that its nominees have “the right mix of skills and experience” when each of its candidates has overseen galactically massive shareholder losses. Shame on the Board for continuing its costly and unnecessary proxy battle which belies what is likely the Board’s true purpose: Board of Director entrenchment at the expense of shareholders.

Sincerely,

Donovan S Royal

donoroyal@yahoo.com

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND NO PROXY CARDS WILL BE ACCEPTED. The Proponent urges shareholders to vote FOR proposal number #6 following the instructions provided on the proxy mailings provided by The F9 Group, management or Mr. Hammann.

[14]	LL Flooring, “Form DEFA14A Definitive Additional Materials”, June 3, 2024, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524152411/d765489ddefa14a.htm
[15]	Ibid
[16]	LL Flooring, “DEFC14A Definitive Proxy Statement,” May 24, 2024, pp. 81-82,available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524147056/d712128ddefc14a.htm

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